082-03854

SUPPL

JOHN KEELLS HOLDINGS PLC

INTERIM REPORT - NINE MONTHS ENDED 31ST DECEMBER 2009


10015281

dlw 3/1


John
Keells
Group

CHAIRMAN'S MESSAGE

Dear Stakeholder,

As stated in my last message, the improved performance in the quarter under review is only an early indication, of the potential your Group offers in this new environment.

Profit Before Tax (PBT) of Rs. 1.50 billion for the third quarter reflects an increase of 64 per cent compared to the Rs. 918 million in the corresponding period in the previous year, while for the nine months ended 31 December 2009, PBT of Rs. 3.37 billion reflects a decline of 14 per cent compared to the Rs. 3.93 billion in the same period last year.

The profits attributable to Equity Holders for the third quarter, ended 31 December 2009, of Rs. 1.14 billion, reflects an increase of 49 per cent compared to the corresponding period in the previous year. The Rs. 2.36 billion recorded in the first nine months is a decrease of 9 per cent compared to the same period last year.

The revenue for the third quarter and nine months ended 31 December 2009, were Rs. 12.75 billion and Rs. 34.06 billion respectively, these being increases of 37 per cent and 9 per cent compared to Rs. 9.31 billion and Rs. 31.12 billion respectively over the corresponding periods in the previous year.

At a Company level, the net profits for the third quarter, ended 31 December 2009 was Rs. 863 million being a 21 per cent decrease compared to the Rs. 1.09 billion in the corresponding period of the previous year. The net profits of Rs. 2.83 billion for the first nine months was a decrease of 29 per cent compared to Rs. 3.96 billion in the corresponding period of the previous year, which included the capital profit of Rs. 1.21 billion on the sale of the investment in AMW.

Transportation PBT for the third quarter increased by 46 per cent to Rs. 506 million compared to the same period last year [2008/09 Q3: Rs. 346 million]. The PBT of Rs. 1.66 billion for the first nine months of 2009/10 was a decrease of 8 per cent compared to the Rs. 1.81 billion recorded in the same period last year. South Asia Gateway Terminals continued to perform well.

Leisure saw a significant improvement in the third quarter compared to the corresponding period of the previous year. The third quarter PBT increased by 174 percent to Rs. 333 million [2008/09 Q3: Rs. 122 million]. This improvement in performance was mainly from the Sri Lankan City hotels and Resort hotels. The PBT for the first nine months of the financial year was Rs. 159 million compared to a loss of Rs. 459 million recorded in the same period last year. During the quarter we acquired 4 acres of land next to the former Hotel Bayroo which gives us a contiguous block of 10 acres on the prime Beruwela beach front on which we plan to construct a 190 room hotel. The South Wing of the Cinnamon Grand Hotel, comprising of 254 rooms, will be re-furbished during the next few months. In view of the substantial plans for expansion John Keells Hotels announced a rights issue of 1:3 at Rs. 10/- per share to raise approximately Rs. 3.64 billion.

Property had a decrease of 22 per cent in PBT to Rs. 69 million compared to the corresponding period last year [2008/09 Q3: Rs. 88 million]. The PBT of Rs.174 million recorded for the first nine months of 2009/10 is a 54 per cent decrease compared to the Rs. 376 million recorded in the same period last year. The better performance in the comparative periods of last year was due to the recognition of revenue from the completion of The Monarch. There has been a significant increase in interest for apartments in recent months and we expect that this will offer opportunities for further projects.

Consumer Foods and Retail PBT for the quarter showed a decrease of 23 per cent to Rs. 77 million compared to the third quarter last year [2008/09 Q3: Rs. 99.8 million]. The PBT of Rs. 168 million recorded for the first nine months was 4 per cent lower than the Rs. 174 million recorded in the same period last year. The Soft drinks and ice cream businesses continued to perform well during the third quarter and the past nine months while the retail

CHAIRMAN'S MESSAGE

business saw an improvement in the third quarter. However, the performance of the processed meats business in India was below expectations, thereby contributing to this lower result.

Financial Services PBT of Rs. 353 million for the third quarter is a 159 per cent increase compared to the same period last year [2008/09 Q3: Rs. 136 million]. The PBT of Rs. 735 million for the nine months ended 31 December 2009 was 80 per cent higher than the Rs. 409 million recorded in the same period last year. John Keells Stock Brokers, Union Assurance and the banking associate of the financial services group, Nations Trust Bank all contributed towards this improvement.

Information Technology continued to see an improved performance by the BPO segment. The Information Technology Group recorded a PBT of Rs. 4 million for the third quarter [2008/09 Q3: Loss Rs. 27 million]. For the first nine months of the financial year, IT group recorded a loss of Rs. 31 million compared to the loss of Rs. 45 million in the same period last year.

Others comprising of Plantation Services, Strategic Investments and the Corporate Centre recorded an increase in PBT for the third quarter of 5 per cent to Rs. 161 million [2008/09 Q3: Rs. 154 million]. The PBT of Rs. 500 million for the first nine months was a 70 per cent decrease compared to the Rs. 1.66 billion recorded for the same period last year. The figures in the nine months results of 2008/09 included the capital gains from the AMW divestment. The plantations sector performed exceptionally well in the third quarter and the first nine months of 2009/10 compared to the corresponding periods in the previous year. During the quarter we acquired 24.6 per cent of Central Hospital (Private) Limited, a state of the art hospital, at a cost of Rs. 900 million. The operations are due to commence in March this year.

1589 applicants were accepted for the 2009/10 John Keells English Language Scholarship Programme and classes commenced in October and November at 11 centers island wide including the North and the East. A project to develop soft skills in graduates from the Moratuwa University will commence in February 2010. The ongoing programme for the development of Neighbourhood Schools continued with the upgrading of the computer room at T B Jayah Maha Vidyalaya during the quarter. 52 persons were selected for surgery and 111 were provided with reading glasses at an Eye Camp in Tawalatenna, Kotmale and 200 operations, which include 75 for the North and East, have been allocated for the Lions International for 2009/10. AIDS Day 2009 was commemorated in the form of awareness sessions held in all of the four Colombo locations and the adoption of a workplace policy on HIV/AIDS in the Leisure Group. The Group also assisted in the programme to rehabilitate former LTTE child combatants and donated furniture and fittings for the welfare of disabled soldiers. The Sustainability Development Programme "Go Beyond Business" made good progress during the quarter.



S.C. Ratnayake
Chairman

25 January 2010

CONSOLIDATED BALANCE SHEET

As at 31st December	2009	2008	As at 31.03.2009 *Re-stated*
ASSETS			
Non-current assets			
Property, plant & equipment	**29,955,220**	28,753,189	**29,965,422**
Leasehold property	**4,625,091**	4,720,788	**4,775,712**
Investment property	**2,329,015**	2,288,442	**2,329,015**
Intangible assets	**2,535,527**	247,896	**2,667,891**
Investments in subsidiaries & joint ventures	**5,115**	5,115	**5,115**
Investments in associates	**13,898,773**	11,078,255	**12,979,996**
Other investments	**11,845,192**	113,243	**8,751,603**
Deferred tax asset	**129,409**	137,408	**147,846**
Other non-current assets	**2,026,603**	1,407,846	**1,799,000**
	67,349,945	48,752,182	**63,421,600**
Current assets			
Inventories	**3,388,538**	2,885,135	**2,254,303**
Investments held for sale	**-**	37,331	**14,299**
Trade & other receivables	**10,594,133**	6,480,599	**9,027,653**
Amounts due from related parties	**22,471**	25,784	**22,129**
Short term investments	**11,774,606**	17,219,618	**15,347,437**
Cash in hand & at bank	**1,589,953**	1,425,944	**2,052,642**
	27,369,701	28,074,411	**28,718,463**
Total assets	**94,719,646**	76,826,593	**92,140,063**
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	**22,728,223**	22,470,791	**22,525,108**
Capital reserves	**7,504,855**	6,375,189	**7,436,723**
Revenue reserves	**16,692,856**	13,919,840	**15,544,624**
	46,925,934	42,765,820	**45,506,455**
Minority interest	**4,777,408**	4,561,144	**4,960,310**
Total equity	**51,703,342**	47,326,964	**50,466,765**
Non-current liabilities			
Insurance provisions	**12,449,702**	-	**11,025,614**
Non-interest bearing borrowings	**18,000**	21,000	**21,000**
Interest bearing borrowings	**10,748,600**	15,096,905	**14,739,141**
Deferred tax liabilities	**716,317**	686,145	**777,236**
Employee benefit liabilities	**1,019,043**	890,729	**956,917**
Other deferred liabilities	**4,782**	5,795	**5,167**
Other non-current liabilities	**286,414**	362,390	**274,576**
	25,242,858	17,062,964	**27,799,651**
Current liabilities			
Trade & other payables	**8,949,988**	6,211,060	**6,505,477**
Amounts due to related parties	**4,769**	1,623	**16,471**
Income tax liabilities	**497,283**	462,527	**514,362**
Short term borrowings	**825,000**	90,000	**90,000**
Current portion of interest bearing borrowings	**4,293,911**	1,656,750	**1,817,511**
Bank overdrafts	**3,202,495**	4,014,705	**4,929,826**
	17,773,446	12,436,665	**13,873,647**
Total equity & liabilities	**94,719,646**	76,826,593	**92,140,063**
	Rs.	Rs.	**Rs.**
Net assets per share	**76.51**	69.72	**74.19**

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007



M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

25 January 2010

Provisional financial statements

CONSOLIDATED INCOME STATEMENT

	Quarter ended 31st December			Nine months ended 31st December		
	2009	2008	Change %	**2009**	2008	Change %
Revenue	**12,753,930**	9,307,355	37	**34,055,396**	31,122,403	9
Cost of sales	**(9,597,846)**	(7,019,870)	37	**(26,666,890)**	(24,364,253)	9
Gross profit	**3,156,084**	2,287,485	38	**7,388,506**	6,758,150	9
Dividend income	**29,837**	23,793	25	**31,448**	41,661	(25)
Other operating income	**1,006,398**	708,154	42	**3,223,223**	2,074,053	55
Distribution expenses	**(638,219)**	(409,457)	56	**(1,580,558)**	(1,209,755)	31
Administrative expenses	**(1,918,750)**	(1,521,152)	26	**(5,498,266)**	(4,621,229)	19
Other operating expenses	**(392,867)**	(316,332)	24	**(1,003,767)**	(909,325)	10
Finance expenses	**(327,798)**	(435,782)	(25)	**(1,115,982)**	(1,235,466)	(10)
Share of results of associates	**588,721**	581,524	1	**1,922,884**	2,003,062	(4)
Profit on sale of non-current investments	**-**	-		**-**	1,025,779	(100)
Profit before tax	**1,503,406**	918,233	64	**3,367,488**	3,926,930	(14)
Tax expense	**(261,444)**	(128,689)	103	**(827,280)**	(1,191,388)	(31)
Profit for the period	**1,241,962**	789,544	57	**2,540,208**	2,735,542	(7)
Attributable to :						
Equity holders of the parent	**1,139,360**	764,881	49	**2,365,292**	2,609,893	(9)
Minority interest	**102,602**	24,663	316	**174,916**	125,649	39
	1,241,962	789,544	57	**2,540,208**	2,735,542	(7)
	Rs.	Rs.		**Rs.**	Rs.	
Earnings per share						
Basic	**1.86**	1.20		**3.86**	4.10	
Diluted	**1.85**	1.20		**3.84**	4.10	
Dividend per share	**1.00**	-		**2.00**	2.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

CONSOLIDATED CASH FLOW STATEMENT

For the nine months ended 31st December	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	3,367,488	3,926,930
Adjustments for :		
Interest income	(2,265,329)	(1,578,870)
Dividend income	(31,448)	(41,661)
Finance expenses	1,115,982	1,235,466
Share of results of associates	(1,922,884)	(2,003,062)
Depreciation of property, plant & equipment	1,318,069	1,233,400
Derecognition / impairment losses on property, plant & equipment and investment	23,794	60,570
Profit on sale of property, plant & equipment	(9,168)	(44,378)
Profit on sale of non-current investments	-	(1,025,779)
Profit on sale of investments held for sale	(9,109)	-
Profit on sale of other investments	(90,478)	-
Amortisation / depreciation of leasehold property and other non-current assets	184,632	145,464
Amortisation of intangible assets	145,907	14,819
Amortisation of other deferred liabilities	(385)	(1,630)
Gratuity provision and related costs	127,612	126,663
Loss / (Gain) on foreign exchange (net)	(8,128)	(11,692)
Proceeds from insurance claim on property, plant & equipment	(30,000)	-
Unrealised profits	-	(1,148)
Negative goodwill on acquisitions	(40,113)	-
Operating profit before working capital changes	1,876,442	2,035,092
(Increase) / decrease in inventories	(1,333,211)	764,023
(Increase) / decrease in receivables & prepayments	(1,416,724)	188,102
(Increase) / decrease in non-current assets	(99,861)	29,833
Increase / (decrease) in creditors & accruals	2,468,652	(1,717,689)
Increase / (decrease) in insurance provision	1,424,088	-
Cash generated from operations	2,919,386	1,299,361
Interest received	2,265,329	1,578,870
Finance expenses paid	(1,115,982)	(1,235,466)
Dividend received	1,652,751	1,059,583
Tax paid	(830,298)	(868,801)
Gratuity paid	(66,095)	(33,587)
Net cash flow from operating activities	4,825,091	1,799,960
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	(1,306,140)	(1,471,230)
Addition to intangible assets	(9,004)	(23,139)
Increase in interest in subsidiaries	(83,853)	(94,196)
Acquisition of associates	(900,000)	-
Increase in interest in associates	-	(478,344)
Proceeds from sale of property, plant & equipment	48,011	108,481
Proceeds from sale of non-current investments	-	1,915,261
Proceeds from sale of investments held for sale	84,632	-
Proceeds from insurance claim on property, plant & equipment	30,000	-
(Purchase) / disposal of other investments (net)	(3,003,111)	-
Grants received for investing activities	-	315
Net cash flow from / (used in) investing activities	(5,139,465)	(42,852)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	203,115	6,524
Re-purchase of ordinary shares	-	(2,295,000)
Proceeds from minority on issue of rights in subsidiaries	456	-
Dividend paid to equity holders of parent	(1,224,187)	(1,272,088)
Dividend paid to minority shareholders	(240,094)	(223,657)
Proceeds from long term borrowings	749,818	8,333,452
Repayment of long term borrowings	(2,139,385)	(1,037,523)
Proceeds from / (repayment of) short term borrowings (net)	735,000	(285,000)
Net cash flow from / (used in) financing activities	(1,915,277)	3,226,708
NET INCREASE IN CASH & CASH EQUIVALENTS	(2,229,651)	4,983,816
CASH & CASH EQUIVALENTS AT THE BEGINNING	12,470,253	9,244,897
CASH & CASH EQUIVALENTS AT THE END	10,240,602	14,228,713
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	11,774,606	17,219,618
Exchange loss / (gain) included in short term investments	78,538	(402,144)
Cash in hand & at bank	1,589,953	1,425,944
Bank overdrafts	(3,202,495)	(4,014,705)
	10,240,602	14,228,713

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserves	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2009	**22,525,108**	**5,517,736**	**1,493,222**	**425,765**	**3,870,775**	**1,572,188**	**75,000**	**10,102,307**	**45,582,101**	**4,960,310**	**50,542,411**
Reversal of prior period adjustment - SAGT	-	-	-	-	-	-	-	(75,646)	(75,646)	-	(75,646)
As at 1 April 2009 (Re-stated)	**22,525,108**	**5,517,736**	**1,493,222**	**425,765**	**3,870,775**	**1,572,188**	**75,000**	**10,026,661**	**45,506,455**	**4,960,310**	**50,466,765**
Share options exercised	203,115	-	-	-	-	-	-	-	203,115	-	203,115
Currency translation differences	-	-	(40,922)	-	-	-	-	-	(40,922)	(3,743)	(44,665)
Reserved during the period	-	-	-	-	30,000	-	-	(30,000)	-	-	-
Net gain / (loss) recognised directly in equity											
Surplus on revaluation	-	131,012	-	-	-	-	-	-	131,012	14,170	145,182
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(11)	(11)	(118,960)	(118,971)
Associate company share of net assets	-	-	(10,305)	-	-	-	-	-	(10,305)	-	(10,305)
Write off / transfers	-	(11,653)	-	-	-	-	-	-	(11,653)	(2,053)	(13,706)
Profit for the period	-	-	-	-	-	-	-	2,365,292	2,365,292	174,916	2,540,208
Final dividend paid - 2008/09	-	-	-	-	-	-	-	(611,353)	(611,353)	-	(611,353)
Interim dividend paid - 2009/10	-	-	-	-	-	-	-	(612,834)	(612,834)	-	(612,834)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	7,138	7,138	(247,232)	(240,094)
As at 31 December 2009	**22,728,223**	**5,637,095**	**1,441,995**	**425,765**	**3,900,775**	**1,572,188**	**75,000**	**11,144,893**	**46,925,934**	**4,777,408**	**51,703,342**
As at 1 April 2008	**22,464,267**	**4,692,088**	**908,299**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,395,743**	**43,397,000**	**4,769,775**	**48,166,775**
Reversal of prior period adjustment - SAGT	-	-	-	-	-	-	-	(66,131)	(66,131)	-	(66,131)
As at 1 April 2008 (Re-stated)	**22,464,267**	**4,692,088**	**908,299**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,329,612**	**43,330,869**	**4,769,775**	**48,100,644**
Share options exercised	6,524	-	-	-	-	-	-	-	6,524	-	6,524
Re-purchase of ordinary shares	-	-	-	-	-	-	-	(2,295,000)	(2,295,000)	-	(2,295,000)
Currency translation differences	-	-	157,417	-	-	-	-	-	157,417	13,641	171,058
Net gain / (loss) recognised directly in equity											
Surplus on revaluation	-	35,793	-	-	-	-	-	-	35,793	3,543	39,336
Acquisitions, disposals and changes in holding	-	(8,460)	-	-	-	-	-	8,302	(158)	(78,432)	(78,590)
Associate company share of net assets	-	-	207,292	-	-	-	-	-	207,292	-	207,292
Write off / transfers	-	(35,880)	-	-	-	-	-	-	(35,880)	(28,217)	(64,097)
Profit for the period	-	-	-	-	-	-	-	2,609,893	2,609,893	125,649	2,735,542
Final dividend paid - 2007/08	-	-	-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Interim dividend paid - 2008/09	-	-	-	-	-	-	-	(636,085)	(636,085)	-	(636,085)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	21,158	21,158	(244,815)	(223,657)
As at 31 December 2008	**22,470,791**	**4,683,541**	**1,273,008**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**8,401,877**	**42,765,820**	**4,561,144**	**47,326,964**

Note : All values are in Rupees '000s, unless otherwise stated.

Figures in brackets indicate deductions.

The above figures are subject to audit.

Provisional financial statements

COMPANY BALANCE SHEET

As at 31st December	2009	2008	As at 31.03.2009
ASSETS			
Non-current assets			
Property, plant & equipment	**174,074**	251,971	**227,877**
Investment property	**899,000**	832,158	**899,000**
Investments in subsidiaries & joint ventures	**19,823,595**	17,602,308	**19,693,717**
Investments in associates	**8,859,247**	5,977,663	**7,959,247**
Other investments	**2,419,043**	82,525	**814,112**
Other non-current assets	**64,819**	87,650	**84,740**
	32,239,778	24,834,275	**29,678,693**
Current assets			
Inventories	**780**	812	**810**
Investments held for sale	**-**	15,860	**3,900**
Trade & other receivables	**874,518**	520,315	**777,843**
Amounts due from related parties	**519,674**	461,193	**200,560**
Short term investments	**7,588,527**	14,847,893	**11,431,363**
Cash in hand & at bank	**14,160**	30,994	**16,748**
	8,997,659	15,877,067	**12,431,224**
Total assets	**41,237,437**	40,711,342	**42,109,917**
EQUITY & LIABILITIES			
Stated capital	**22,728,223**	22,470,791	**22,525,108**
Revenue reserves	**8,128,933**	6,732,814	**6,527,647**
Total equity	**30,857,156**	29,203,605	**29,052,755**
Non-current liabilities			
Interest bearing borrowings	**6,861,000**	10,375,143	**10,482,593**
Employee benefit liabilities	**83,750**	93,742	**92,358**
	6,944,750	10,468,885	**10,574,951**
Current liabilities			
Trade & other payables	**241,114**	290,026	**393,311**
Amounts due to related parties	**3,130**	4,350	**5,619**
Current portion of interest bearing borrowings	**3,138,993**	737,850	**777,650**
Bank overdrafts	**52,294**	6,626	**1,305,631**
	3,435,531	1,038,852	**2,482,211**
Total equity & liabilities	**41,237,437**	40,711,342	**42,109,917**
	Rs.	Rs.	**Rs.**
Net assets per share	**50.31**	47.61	**47.37**

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007



M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

25 January 2010

Provisional financial statements

COMPANY INCOME STATEMENT

	Quarter ended 31st December			Nine months ended 31st December		
	2009	2008	Change %	**2009**	2008	Change %
Revenue	**138,029**	147,961	(7)	**400,329**	442,082	(9)
Cost of sales	**(62,366)**	(55,613)	12	**(174,589)**	(185,090)	(6)
Gross profit	**75,663**	92,348	(18)	**225,740**	256,992	(12)
Dividend income	**797,067**	930,933	(14)	**2,637,923**	2,451,681	8
Other operating income	**322,968**	491,481	(34)	**1,090,759**	1,370,839	(20)
Administrative expenses	**(167,142)**	(142,523)	17	**(504,783)**	(541,336)	(7)
Other operating expenses	**(11,868)**	(11,393)	4	**(35,101)**	(28,821)	22
Finance expenses	**(154,079)**	(226,639)	(32)	**(589,065)**	(675,180)	(13)
Profit on sale of non-current investments	**-**	-		**-**	1,209,803	(100)
Profit before tax	**862,609**	1,134,207	(24)	**2,825,473**	4,043,978	(30)
Tax expense	**-**	(46,109)	(100)	**-**	(86,893)	(100)
Profit for the period	**862,609**	1,088,098	(21)	**2,825,473**	3,957,085	(29)
	Rs.	Rs.		**Rs.**	Rs.	
Dividend per share	**1.00**	-		**2.00**	2.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY CASH FLOW STATEMENT

For the nine months ended 31st December	**2009**	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**2,825,473**	4,043,978
Adjustments for:		
Finance expenses	**589,065**	675,180
Depreciation of property, plant & equipment	**80,258**	88,268
Impairment losses on investment	**-**	11,982
Profit on sale of property, plant & equipment	**(81)**	(3,820)
Profit on sale of non-current investments	**-**	(1,209,803)
Profit on sale of investments held for sale	**(19,508)**	-
Profit on sale of other investments	**(90,478)**	-
Gratuity provision and related costs	**6,301**	15,966
Loss / (Gain) on foreign exchange (net)	**(7,879)**	(11,692)
Operating profit before working capital changes	**3,383,151**	3,610,059
(Increase) / decrease in receivables & prepayments	**(421,710)**	(551,545)
Increase / (decrease) in creditors & accruals	**(152,637)**	(32,073)
Cash generated from operations	**2,808,804**	3,026,441
Finance expenses paid	**(589,065)**	(675,180)
Tax paid	**(49,410)**	(39,070)
Gratuity paid	**(14,909)**	(2,555)
Net cash flow from operating activities	**2,155,420**	2,309,636
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	**(32,624)**	(58,801)
Proceeds from sale of property, plant & equipment	**6,250**	11,811
Purchase of non current investments	**(1,076,359)**	(627,788)
Proceeds from sale of non-current investments	**46,482**	1,915,261
Proceeds from sale of investments held for sale	**72,404**	-
(Purchase) / disposal of other investments (net)	**(1,492,050)**	-
Net cash flow from / (used in) investing activities	**(2,475,897)**	1,240,483
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	**203,115**	6,524
Re-purchase of ordinary shares	**-**	(2,295,000)
Dividend paid	**(1,224,187)**	(1,272,088)
Proceeds from long term borrowings	**-**	8,070,950
Repayment of long term borrowings	**(1,172,000)**	(250,000)
Net cash flow from / (used in) financing activities	**(2,193,072)**	4,260,386
NET (DECREASE) / INCREASE IN CASH & CASH EQUIVALENTS	**(2,513,549)**	7,810,505
CASH & CASH EQUIVALENTS AT THE BEGINNING	**10,142,480**	6,659,612
CASH & CASH EQUIVALENTS AT THE END	**7,628,931**	14,470,117
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	**7,588,527**	14,847,893
Exchange loss / (gain) included in short term investments	**78,538**	(402,144)
Cash in hand & at bank	**14,160**	30,994
Bank overdrafts	**(52,294)**	(6,626)
	7,628,931	14,470,117

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2009	**22,525,108**	**2,600,000**	**1,519,322**	**75,000**	**2,333,325**	**29,052,755**
Share options exercised	203,115	-	-	-	-	203,115
Profit for the period	-	-	-	-	2,825,473	2,825,473
Final dividend paid - 2008/09	-	-	-	-	(611,353)	(611,353)
Interim dividend paid - 2009/10	-	-	-	-	(612,834)	(612,834)
As at 31 December 2009	**22,728,223**	**2,600,000**	**1,519,322**	**75,000**	**3,934,611**	**30,857,156**
As at 1 April 2008	**22,464,267**	**2,600,000**	**1,519,322**	**75,000**	**2,148,495**	**28,807,084**
Share options exercised	6,524	-	-	-	-	6,524
Re-purchase of ordinary shares	-	-	-	-	(2,295,000)	(2,295,000)
Profit for the period	-	-	-	-	3,957,085	3,957,085
Final dividend paid - 2007/08	-	-	-	-	(636,003)	(636,003)
Interim dividend paid - 2008/09	-	-	-	-	(636,085)	(636,085)
As at 31 December 2008	**22,470,791**	**2,600,000**	**1,519,322**	**75,000**	**2,538,492**	**29,203,605**

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

SEGMENT INFORMATION

For the quarter	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Group Total	
ended 31st December	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Total revenue	**2,685,043**	1,854,647	**3,372,486**	2,829,092	**409,845**	413,581	**4,316,393**	3,921,965	**1,400,686**	18,840	**434,429**	463,697	**823,993**	409,594	**13,442,875**	9,911,416
Intra segment revenue	-	-	**(241,750)**	(161,091)	**(431)**	(684)	**(115,707)**	(112,164)	**(115)**	-	**(1,640)**	(1,651)	**(17,211)**	(1,606)	**(376,854)**	(277,196)
Segment revenue	**2,685,043**	1,854,647	**3,130,736**	2,668,001	**409,414**	412,897	**4,200,686**	3,809,801	**1,400,571**	18,840	**432,789**	462,046	**806,782**	407,988	**13,066,021**	9,634,220
Inter segment revenue	**(72,863)**	(67,958)	**(5,614)**	(4,910)	**(34,575)**	(67,974)	**(24,662)**	(14,576)	**(21,605)**	(939)	**(39,284)**	(47,360)	**(113,488)**	(123,148)	**(312,091)**	(326,865)
Revenue	**2,612,180**	1,786,689	**3,125,122**	2,663,091	**374,839**	344,923	**4,176,024**	3,795,225	**1,378,966**	17,901	**393,505**	414,686	**693,294**	284,840	**12,753,930**	9,307,355
Segment results	**12,794**	(128,661)	**445,085**	243,459	**67,658**	73,932	**109,547**	161,172	**241,944**	(12,339)	**5,569**	(2,128)	**(8,204)**	(116,705)	**874,393**	218,730
Eliminations	**11,416**	22,639	**21,216**	7,753	**1,492**	16,915	**141**	(1,192)	**2,298**	5,131	**2,250**	562	**329,277**	501,953	**368,090**	553,761
	24,210	(106,022)	**466,301**	251,212	**69,150**	90,847	**109,688**	159,980	**244,242**	(7,208)	**7,819**	(1,566)	**321,073**	385,248	**1,242,483**	772,491
Finance expenses	**(6,096)**	(11,012)	**(133,554)**	(129,647)	**(610)**	(2,427)	**(32,566)**	(60,159)	**5,098**	(3)	**(146)**	(793)	**(159,924)**	(231,741)	**(327,798)**	(435,782)
Share of results of associates	**488,106**	462,772	-	-	-	-	-	-	**104,102**	143,547	**(3,487)**	(24,795)	-	-	**588,721**	581,524
Profit / (loss) before tax	**506,220**	345,738	**332,747**	121,565	**68,540**	88,420	**77,122**	99,821	**353,442**	136,336	**4,186**	(27,154)	**161,149**	153,507	**1,503,406**	918,233
Tax expense	**(20,446)**	4,101	**(19,595)**	(4,373)	**(10,625)**	(11,829)	**(78,869)**	(54,029)	**(85,923)**	(29,976)	**(10,739)**	(7,682)	**(35,247)**	(24,901)	**(261,444)**	(128,689)
Profit / (loss) for the period	**485,774**	349,839	**313,152**	117,192	**57,915**	76,591	**(1,747)**	45,792	**267,519**	106,360	**(6,553)**	(34,836)	**125,902**	128,606	**1,241,962**	789,544
Attributable to:																
Equity holders of the parent	**480,800**	343,051	**283,652**	109,525	**50,540**	64,227	**(2,825)**	27,525	**226,519**	107,188	**(6,553)**	(34,836)	**107,227**	148,201	**1,139,360**	764,881
Minority interest	**4,974**	6,788	**29,500**	7,667	**7,375**	12,364	**1,078**	18,267	**41,000**	(828)	-	-	**18,675**	(19,595)	**102,602**	24,663
	485,774	349,839	**313,152**	117,192	**57,915**	76,591	**(1,747)**	45,792	**267,519**	106,360	**(6,553)**	(34,836)	**125,902**	128,606	**1,241,962**	789,544
Purchase and construction of property, plant & equipment	**39,576**	16,475	**240,159**	254,934	**1,492**	3,208	**45,835**	57,618	**16,009**	-	**1,714**	23,141	**369,725**	7,402	**714,510**	362,778
Depreciation of property, plant & equipment	**27,602**	26,282	**200,297**	233,634	**2,833**	2,406	**95,840**	89,927	**18,672**	558	**11,423**	10,215	**51,112**	58,440	**407,779**	421,462
Amortisation / depreciation of leasehold property and other non-current assets	-	-	**37,435**	27,614	-	-	**16,280**	40,508	-	-	-	-	**345**	345	**54,060**	68,467
Amortisation of intangible assets	-	-	-	-	-	-	-	-	**46,854**	-	**1,513**	11,611	-	-	**48,367**	11,611
Gratuity provision and related costs	**1,826**	3,793	**10,305**	1,191	**435**	180	**16,192**	15,503	**4,799**	621	**4,452**	4,599	**8,663**	13,655	**46,672**	39,542

Note : *All values are in Rupees '000s, unless otherwise stated. Figures in brackets indicate deductions.*

In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.

The above figures are subject to audit.

Provisional financial statements

SEGMENT INFORMATION

For the nine months ended 31st December	Transportation 2009	Transportation 2008	Leisure 2009	Leisure 2008	Property 2009	Property 2008	Consumer Foods & Retail 2009	Consumer Foods & Retail 2008	Financial Services 2009	Financial Services 2008	Information Technology 2009	Information Technology 2008	Others 2009	Others 2008	Group Total 2009	Group Total 2008
Total revenue	**7,008,689**	10,093,835	**8,092,780**	7,040,041	**991,299**	1,288,166	**12,195,212**	10,811,234	**3,899,312**	67,565	**1,206,563**	1,346,190	**2,544,154**	2,060,213	**35,938,009**	32,707,244
Intra segment revenue	**-**	-	**(582,555)**	(402,334)	**(1,294)**	(2,052)	**(316,980)**	(257,898)	**(115)**	-	**(4,945)**	(4,913)	**(57,051)**	(32,865)	**(962,940)**	(700,062)
Segment revenue	**7,008,689**	10,093,835	**7,510,225**	6,637,707	**990,005**	1,286,114	**11,878,232**	10,553,336	**3,899,197**	67,565	**1,201,618**	1,341,277	**2,487,103**	2,027,348	**34,975,069**	32,007,182
Inter segment revenue	**(218,140)**	(209,452)	**(11,510)**	(13,709)	**(135,135)**	(146,372)	**(55,380)**	(28,780)	**(54,737)**	(939)	**(113,626)**	(123,185)	**(331,145)**	(362,342)	**(919,673)**	(884,779)
Revenue	**6,790,549**	9,884,383	**7,498,715**	6,623,998	**854,870**	1,139,742	**11,822,852**	10,524,556	**3,844,460**	66,626	**1,087,992**	1,218,092	**2,155,958**	1,665,006	**34,055,396**	31,122,403
Segment results	**114,503**	227,099	**499,967**	(158,302)	**163,854**	322,631	**280,014**	335,903	**295,961**	(22,977)	**(20,012)**	(14,606)	**(10,991)**	(131,721)	**1,323,296**	558,027
Eliminations	**49,294**	73,831	**32,156**	31,891	**19,532**	55,613	**(4,426)**	2,543	**3,527**	17,679	**8,757**	7,795	**1,128,450**	1,386,176	**1,237,290**	1,575,528
	163,797	300,930	**532,123**	(126,411)	**183,386**	378,244	**275,588**	338,446	**299,488**	(5,298)	**(11,255)**	(6,811)	**1,117,459**	1,254,455	**2,560,586**	2,133,555
Finance expenses	**(21,182)**	(45,130)	**(373,338)**	(332,936)	**(9,449)**	(2,444)	**(107,563)**	(164,195)	**15,207**	(22)	**(2,301)**	(871)	**(617,356)**	(689,868)	**(1,115,982)**	(1,235,466)
Share of results of associates	**1,519,197**	1,555,526	**-**	-	**-**	-	**-**	-	**420,774**	413,838	**(17,087)**	(37,066)	**-**	70,764	**1,922,884**	2,003,062
Profit on sale of non-current investments	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	1,025,779	**-**	1,025,779
Profit / (loss) before tax	**1,661,812**	1,811,326	**158,785**	(459,347)	**173,937**	375,800	**168,025**	174,251	**735,469**	408,518	**(30,643)**	(44,748)	**500,103**	1,661,130	**3,367,488**	3,926,930
Tax expense	**(68,562)**	(638,121)	**(20,737)**	23,965	**(33,449)**	(35,432)	**(193,837)**	(95,618)	**(287,250)**	(135,170)	**(26,253)**	(27,453)	**(197,192)**	(283,559)	**(827,280)**	(1,191,388)
Profit / (loss) for the period	**1,593,250**	1,173,205	**138,048**	(435,382)	**140,488**	340,368	**(25,812)**	78,633	**448,219**	273,348	**(56,896)**	(72,201)	**302,911**	1,377,571	**2,540,208**	2,735,542
Attributable to:																
Equity holders of the parent	**1,571,963**	1,149,461	**122,214**	(397,316)	**121,859**	286,712	**(23,688)**	47,127	**406,404**	274,102	**(56,896)**	(72,201)	**223,436**	1,322,008	**2,365,292**	2,609,893
Minority interest	**21,287**	23,744	**15,834**	(38,066)	**18,629**	53,656	**(2,124)**	31,506	**41,815**	(754)	**-**	-	**79,475**	55,563	**174,916**	125,649
	1,593,250	1,173,205	**138,048**	(435,382)	**140,488**	340,368	**(25,812)**	78,633	**448,219**	273,348	**(56,896)**	(72,201)	**302,911**	1,377,571	**2,540,208**	2,735,542
Purchase and construction of property, plant & equipment	**43,585**	47,560	**656,256**	1,000,296	**15,654**	7,290	**140,282**	251,587	**62,520**	912	**10,022**	53,449	**377,821**	110,136	**1,306,140**	1,471,230
Depreciation of property, plant & equipment	**87,517**	80,830	**685,746**	689,532	**8,154**	7,183	**283,544**	265,813	**68,394**	1,635	**37,786**	35,821	**146,928**	152,586	**1,318,069**	1,233,400
Amortisation / depreciation of leasehold property and other non-current assets	**-**	-	**112,362**	81,777	**-**	-	**71,234**	62,651	**-**	-	**-**	-	**1,036**	1,036	**184,632**	145,464
Amortisation of intangible assets	**-**	-	**-**	-	**-**	-	**-**	-	**140,562**	-	**5,345**	14,819		-	**145,907**	14,819
Gratuity provision and related costs	**6,253**	12,451	**31,915**	25,845	**1,334**	985	**47,799**	46,834	**14,015**	1,863	**12,297**	11,253	**13,999**	27,432	**127,612**	126,663

Note : All values are in Rupees '000s, unless otherwise stated. Figures in brackets indicate deductions.

In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.

The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the nine months ended 31st December

1 Market price per share	2009 Rs.	2008 Rs.
Highest	**180.00**	122.00
Lowest	**62.50**	49.25
Last traded	**171.50**	50.00

2 The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2009 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3 The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4 Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 31 December 2009.

5 Stated capital is represented by number of shares in issue as given below:

As at	31-12-2009	31-12-2008	31-3-2009
Ordinary shares	**612,366,832**	609,592,507	**610,359,590**
Global depository receipts	**983,736**	993,406	**993,406**

6 The percentage of shares held by the public as at 31 December 2009 was 84.51% (30 September 2009 – 84.64%).

7 The number of shares held by the Board of directors are as follows:

As at	31-12-2009	30-9-2009
S C Ratnayake – Chairman / CEO	**3,227,747**	3,227,747
A D Gunewardene	**3,527,668**	3,527,668
J R F Peiris	**189,628**	189,628
E F G Amerasinghe	**4,136**	4,136
T Das	**Nil**	Nil
S Enderby	**Nil**	Nil
P D Rodrigo	**Nil**	Nil
S S Tiruchelvam	**Nil**	Nil

8 Twenty largest shareholders of the company are as follows:

	As at	31-12-2009 Number of shares	%	30-9-2009 Number of shares	%
1	Mr S E Captain	**88,059,890**	**14.4**	87,124,690	14.2
2	Janus Overseas Fund	**41,275,255**	**6.7**	Nil	-
3	Mr R Rajaratnam	**39,274,664**	**6.4**	48,992,064	8.0
4	The Emerging Markets South Asian Fund	**21,661,758**	**3.5**	23,310,158	3.8
5	Sri Lanka Insurance Corporation Ltd-General Fund	**15,800,000**	**2.6**	10,800,000	1.8
6	Deutsche Bank AG - London	**15,285,100**	**2.5**	13,192,100	2.2
7	Sri Lanka Insurance Corporation Ltd-Life Fund	**15,062,085**	**2.5**	28,062,085	4.6
8	Estate of A A N De Fonseka	**14,964,269**	**2.4**	14,964,269	2.4
9	Aberdeen Global Asia Pacific Equity Fund	**14,885,803**	**2.4**	14,885,803	2.4
10	Genesis Smaller Companies	**14,709,666**	**2.4**	15,708,495	2.6
11	Arisaig India Fund Limited	**14,431,575**	**2.4**	14,431,575	2.4
12	Rubber Investment Trust Limited A/C no.1	**10,763,178**	**1.8**	10,763,178	1.8
13	Paints & General Industries Limited	**10,713,521**	**1.7**	10,860,701	1.8
14	Janus Aspen series Overseas Portfolio Fund	**9,025,904**	**1.5**	Nil	-
15	Mr K Balendra	**7,440,457**	**1.2**	7,440,457	1.2
16	Ms L A Captain	**7,373,789**	**1.2**	7,188,189	1.2
17	Aberdeen Asia Pacific Fund	**6,805,672**	**1.1**	6,805,672	1.1
18	Batterymarch Global Emerging Market Fund	**6,730,800**	**1.1**	6,730,800	1.1
19	Aberdeen Global-Asian Smaller Companies Fund	**6,502,113**	**1.1**	6,502,113	1.1
20	RBC Dexia Investor Services Trust S/A Edinburgh Dragon Trust PLC	**6,202,498**	**1.0**	5,392,498	0.9

9 In April 2009, the company infused additional equity of Rs. 40 million in John Keells Logistics Lanka (Pvt) Ltd.

10 In May 2009, the company paid out Rs. 70 million in conclusion of the mandatory offer to the remaining shareholders of Union Assurance PLC.

11 A final dividend of Rs. 1.00 per share for the financial year ended 31 March 2009 was paid on 10 June 2009.

12 A first interim dividend of Rs. 1.00 per share for the financial year ending 31 March 2010 was declared on 10th November 2009 and was paid on 30th November 2009.

13 On 16th December 2009, John Keells Holdings PLC (JKH) acquired 24.6% of the share capital of Central Hospital (Private) Limited (CHL) for a consideration of Rs. 900 million. The results of CHL will be consolidated with effect from January 2010.

14 There has been no significant change in the nature of the contingent liabilities, which were disclosed in the interim report for the six months ended 30th September 2009.

15 There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

16 All values included in these financial statements are in Rs. '000s unless otherwise stated.

CORPORATE INFORMATION

Name of company
John Keells Holdings PLC

Legal form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the
Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Registered office of the company
130 Glennie Street
Colombo 2
Sri Lanka

Company registration No.
PQ 14

Directors
S C Ratnayake – Chairman
A D Gunewardene – Deputy Chairman
J R F Peiris
E F G Amerasinghe
T Das
S Enderby
P D Rodrigo
S S Tiruchelvam

Audit Committee
P D Rodrigo – Chairman
E F G Amerasinghe
S Enderby
S S Tiruchelvam

Remuneration Committee
E F G Amerasinghe – Chairman
P D Rodrigo
S S Tiruchelvam

Nominations Committee
T Das – Chairman
S Enderby
S C Ratnayake
S S Tiruchelvam

Secretaries and registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
Citibank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
Citibank NA
New York

Investor Relations
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka
Telephone : +(94) 11 230 6167
+(94) 11 230 6000
Facsimile : +(94) 11 230 6160
Internet : www.keells.com
Email : investor.relations@keells.com

NOTES



www.keells.com